ANTHONY J. CATALDO
                                63 Village Lane
                             Concord, New Hampshire





November 30, 1995



Mr. Paul Ekon
Chief Executive Officer
Management Technologies, Inc.
630 Third Avenue
New York, New York 10017           By mail and by Facsimile
                                   1 212 557 6967



Dear Mr. Ekon:

This is to confirm my resignation as a Director of Management Technologies, Inc. (the "Company") effective November 15, 1995. Due to other constrains on my time, I am no longer able to dedicate the amount of time required to fulfill my duties as a Director of the Company. I do not have any disagreement with the policies or management of the Company. I still reserve all rights under a certain Separation Agreement and Release between the Company and myself.

Sincerely,



/s/ Anthony J. Cataldo
Anthony J. Cataldo